UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

Amendment No. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

VTB Bank (open joint-stock company)

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)

VTB Bank (open joint stock company)

(Name of Person(s) Furnishing Form)

Ordinary Shares with a nominal value of 0.01 Rubles each

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nikolay Tsekhomsky

Plyuschikha ul., 37, Moscow,

Russian Federation, 119121

+7 (495) 783-18-66
(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

29 July 2009 (date of publication of offering documents)

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

99.1         Non-binding English translation of the Russian offering document relating to the rights offering (Russian Prospectus), dated  29 July 2009.

99.2. Non-binding English translation of the Russian Decision on Issuance of Shares, dated 29 July 2009.

Item 2. Informational Legends

VTB Bank (open joint stock company) has included the legend required by Rule 801(b) on the outside cover page of the non-binding English translation of the Russian offering document relating to the rights offering, dated 29 July 2009, and on the outside cover page of the non-binding English translation of the Russian Decision on Issuance of Shares, dated 29 July 2009.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)  Not applicable.

(2)  Not applicable.

(3)  Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by VTB Bank (open joint stock company) with the Securities and Exchange Commission on 29 July 2009.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VTB Bank (open joint-stock company)

By:	/s/ Andrei L. Kostin
Name: Andrei L. Kostin
Title: President and Chairman of the Management Board

Date: 30 July 2009